FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 27, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

/s/ Mark Laurie

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 27 April 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ANNUAL GENERAL MEETING, 24 APRIL 2006 Managing Director, Arthur Hood
Thank you Ross and Good Morning ladies and gentlemen.
I am honoured to have the opportunity today to address you as Managing Director of Lihir Gold.
As Professor Garnaut said in his speech, I have been involved in the gold mining industry in Papua New Guinea since 1991, mostly working for what you might call a competitor company of Lihir’s — Placer Dome.
At Placer over the years, I worked in some major gold projects such as Kidston, Porgera and Misima. Since 1991, I have developed a comprehensive understanding of the PNG gold mining environment — the issues, opportunities and potential rewards available.
I don’t mind telling you that for much of that time, I looked enviously at Lihir Gold.
This is a very exciting gold mining project and a very large gold deposit, currently at 21 million ounces of reserves and an additional 19 million ounces in resources. The original concept of establishing a major pressure oxidation, open pit gold mining operation in a volcanic caldera, on a remote island 900 kilometres north of Port Moresby today seems very audacious.
But it has been a remarkable technical success. The operation is now well established. The technical problems have been confronted and overcome, the infrastructure developed, social and community relationships created and a skilled workforce engaged. Lihir has developed a world-wide reputation for innovation and engineering excellence. It is a project that people like me want to work at and experience.
Furthermore, I could see tremendous untapped potential in Lihir Gold Limited. The large Lihir deposit, I believe, can form the cornerstone of a major Asia Pacific gold producing company creating excellent returns for shareholders. So when the opportunity arose for me to join the company in this leadership role, I jumped at the chance.
Today, I want to tell you a little bit about my plans for the company, our progress in the current year and our expectations for the future.
But to begin with, as few of you would have had the opportunity to visit Lihir, I’d like to show you a brief three minute animation of the island and the project to give you a visual understanding of the Lihir operations.
That should help to give you a sense of the scale and geographic layout of the operation.

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
When I joined the company in October, one of my first priorities was to establish a clear strategy for the company. A well-defined, well-communicated strategy, which identifies our corporate goals, leverages the group’s strengths and gives employees a sense of purpose and direction, is an absolute prerequisite for success. The first steps in that process were to develop a corporate Vision, the Values that we want to instill in the company, and a clear Purpose, to help guide our people and align them behind our strategy. After extensive deliberation, the senior executive team decided on:
The New Lihir Gold: People, Results, Growth.
That short, sharp title encapsulates our Vision for the company. We aim to develop a skilled and committed workforce and a strong relationship with the community and government, to enable us to achieve excellent operational results, which will then give us the financial strength to grow your company and your financial rewards.
With safety implicit in everything we do, we will operate in a way that reflects our core values, which we have identified as Fairness and Respect, Honesty and Integrity, Teamwork and Achievement. Our people, business partners, community partners and shareholders can expect us to uphold those values.
Our purpose is to:
•	Consistently produce greater than 1 million oz per year at a gross cash cost in the lowest quartile of producers;
We believe that, given the size of the Lihir deposit, the company should be producing gold at a faster rate, bringing forward production and turning it into revenues for shareholders. A medium term target of 1 million ounces is a reasonable aspiration for the company.
•	Assist the community and local government achieve sustainable development;
We want to ensure that in 30 or 40 years time, when the deposit is mined out, and the operation ceases, that the local population has developed the skills, resources and intellectual base to continue to grow and prosper.
•	Grow to a multi-site company.
We are of the view that shareholder returns and the risk profile of the company can be improved by growth beyond Lihir Island, and by adding additional revenue streams from other mining operations.
The Vision, Values and Purpose represent longer term aspirations. We will not be producing 1 million ounces of gold this year or next but we have started the work to achieve that goal. Neither do we have immediate plans to make an acquisition. But we are now constantly looking at opportunities that will enable us to grow the value of the company for shareholders.
Together these Vision, Values and Purpose statements represent the framework for the future of the company, setting out for staff, shareholders, our business partners and the community exactly where we are aiming to take this company, how we plan to get there and the type of company we are building.

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
We are now using these concepts to renew the culture inside the company and instill a sense of corporate purpose, urgency, vitality and enthusiasm through the New Lihir Gold Limited.
As I mentioned in the annual report, I am now in the process of building the management team that will enable us to deliver these goals.
In the past few weeks I have appointed a new General Manager Corporate Development, who will lead our efforts to identify avenues for increased production on Lihir Island, and potential acquisitions elsewhere.
And most recently, I appointed a new Executive General Manager of Operations, who will be responsible for operations on the island of Lihir.
I have relocated the CEO’s office to Brisbane, where we are building a small corporate team. Given our growth aspirations, and the fact that Lihir Gold Ltd is now a $3 billion company with some 30,000 shareholders globally, it has become necessary for the Corporate Leadership Team to be located closer to our international investor base. The vast bulk of our employees and senior management remain on Lihir, where we continue to focus on ways to improve and expand production while creating value for shareholders.
The benefits of the changes which have been implemented are already beginning to be felt within the company. It is only early days, but a new sense of urgency is already apparent. People are becoming inspired by the knowledge that we are now standing on our own two feet, responsible and accountable for outcomes, and empowered to achieve results.
The first quarter production figures are a testament to that. Production of 184,000 ounces in the three months to March is well above initial expectations. While that strong result was partly due to the deferral of the plant maintenance shut-down into the second quarter, even on an adjusted basis, it has bettered market expectations, driven by increased productivity and higher than expected gold grade. We deferred the plant shut down to facilitate integration of the new flotation plant tie-ins to the existing plant.
Material movements in the quarter, at 13 million tonnes, are above our budget for the quarter, and show a considerable improvement in mine performance, which has been a persistent area of underperformance for the company in the past. Mining is now well on track to ensure that we meet our schedules for pit development, enabling access to high grade ore in future periods. We remain confident of achieving material movements of 54 million tonnes in the current year, up from 42 million tonnes in 2005.
Mining costs per tonne in the quarter reduced to $1.80, from $2.09 in the fourth quarter of 2005, due essentially to the improved volumes of material being moved. This, again, is more in line with what we would expect to achieve.
Gross cash costs per ounce produced reduced to $340 in the quarter, from $372 an ounce in the full year 2005, and Total Cash Costs were at $276 an ounce, compared with $282 for the full year 2005.
So you can see that the trend of all the key measures of performance is improving. Production for the second quarter is anticipated to be about 120,000 ounces, which is lower than the first quarter due to reductions in gold grades of ore being mined, and because the plant will be shut for 10 days for maintenance.

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
For the full year however, we remain on track to achieve record production of 670,000 ounces, with grades increasing over the second half of the year as we move back into higher grade segments of the ore body.
Beyond the current year, as Ross outlined earlier, we have a number of projects under way which are transforming the operation. A major priority is to complete the construction of the 20 megawatt geothermal power station expansion on time and on budget. Similarly, the construction of the flotation circuit is crucial to meeting our production target of more than 800,000 ounces in 2007 and beyond. In the current global mining boom under way, these are going to be difficult goals to achieve. Costs are under pressure. However, we remain determined to meet the schedules we have outlined.
As I mentioned earlier, we believe the Lihir operation should be producing gold at a much higher rate, given the size of the deposit. We are closely examining alternative ways of increasing production beyond 1 million ounces. The operation already has more than 3 million ounces of gold in stockpiles above ground waiting for processing. The alternatives include the addition of further autoclaves, or extra flotation capacity, or biological oxidation capability to turn the stockpiles into revenues. The analysis of these alternatives will take time, but we are pressing forward as fast as possible.
Similarly, we are active in identifying various corporate opportunities, but we are adopting a very disciplined approach, and are determined that any acquisition should be clearly positive for shareholders.
So in summary, the important message for shareholders is that Lihir Gold now has an independent management in place with a single focus on our company.
We have a clear strategy, with a well-defined vision for the future. Our people now know where we are headed and how we aim to get there.
Already, we are making progress in lifting performance of our existing operations. Furthermore, we have a range of options available to grow the company and lift profitability, and we are mobilizing to seize the opportunities in the most effective way for shareholders.
So the future for the company looks very positive.
Finally, I would like to thank the board for giving me the opportunity to lead this company into a new era. And I would like to thank the employees and community of Lihir for their ongoing support and commitment. I will certainly be working hard to meet their expectations and the expectations of shareholders in the years to come.